Landcadia Holdings III, Inc.

1510 West Loop South

Houston, Texas 77027

October 6, 2020

VIA EDGAR

Erin Martin

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landcadia Holdings III, Inc. Registration Statement on Form S-1 Filed September 17, 2020, as amended File No. 333-248856

Dear Ms. Martin:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Landcadia Holdings III, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on October 8, 2020, or as soon thereafter as practicable.

Please call Elliott Smith of White & Case LLP at (212) 819-7644 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours, Landcadia Holdings III, Inc. By: /s/ Richard H, Liem Name: Richard H, Liem Title: Vice President and Chief Financial Officer

cc:	Elliott Smith, White & Case LLP

Joel Rubinstein, White & Case LLP